SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ASIAINFO HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04518A104

(CUSIP Number)

Karen Li	Gregory D. Puff
28/F, CITIC Tower	O’Melveny & Myers LLP
1 Tim Mei Avenue	Meiji Yasuda Seimei Building
Central, Hong Kong	11th Floor
852-2237- 6337	2-1-1, Marunouchi
Chiyoda-ku, Tokyo 100-0005, Japan
81-3-5293-271

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

CUSIP No. 04518A104	13D

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CITIC CAPITAL MB INVESTMENT LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A) ☐
(B) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

4,025,105
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

4,025,105

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,025,105
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%[1]
14 .	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO
[1]	Calculated using the number of outstanding shares of Common Stock as of September 30, 2006 reported in the Issuer’s most recent Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2006.

CUSIP No. 04518A104.	13D

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CITIC CAPITAL HOLDINGS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A) ☐
(B) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

HONG KONG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

4,025,105
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

4,025,105

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,025,105
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
[2]	Calculated using the number of outstanding shares of Common Stock as of September 30, 2006 reported in the Issuer’s most recent Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2006.

CUSIP No. 04518A104	13D

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.01 par value per share (the “Common Stock”), of AsiaInfo Holdings, Inc., a Delaware corporation (the “Issuer”). According to the Issuer’s most recent Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2006, the principal executive offices of the Issuer are located at 4/F Zhongdian Information Tower, 6 Zhongguancun South Street, Haidian District, Beijing 100086, People’s Republic of China.

Item 2. Identity and Background

(a) This statement is being filed by (i) CITIC Capital MB Investment Limited, a Cayman Islands corporation (“CITIC”) and (ii) CITIC Capital Holdings Limited, a Hong Kong corporation (“CITIC Holdings”). CITIC and CITIC Holdings are hereinafter sometimes collectively referred to as the “Reporting Persons”. The agreement between the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit A hereto.

(b) The address of CITIC’s registered office is 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands.

The address of CITIC Holdings’ principal executive office is 28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong.

(c) The principal activity of CITIC is investment holdings. CITIC is a wholly owned subsidiary of CITIC Holdings.

CITIC Holdings is an investment management and advisory company.

The following Schedule A lists the executive officers and directors of CITIC and CITIC Holdings and contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship:

Schedule A

Name	Citizenship	Present Principal Occupation or Employment	Business Address
Chang Zhenming	Chinese	Vice Chairman of CITIC Group, Director – CITIC Holdings	Capital Mansion, 6 Xinyuan Nanlu, Chaoyang District, Beijing 100004, China

Zhang Yichen	Chinese	Chief Executive Officer & Director - CITIC Holdings	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

CUSIP No. 04518A104	13D

Schedule A

Name	Citizenship	Present Principal Occupation or Employment	Business Address

Vernon Francis Moore	British	Executive Director - CITIC Pacific Limited, Director – CITIC Holdings	32/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Chang Li Hsien Leslie	American	Executive Director - CITIC Pacific Limited, Director – CITIC Holdings	32/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Wang Fanglu	Hong Kong	Director – CITIC	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Pan Hongyan	Chinese	Director - CITIC	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Chan Kai Kong	Singaporean	CFO- CITIC Holdings, Director – CITIC	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Tam Chi Cheung	Hong Kong	General Manager- Treasury - CITIC HK (Holdings) Ltd., Director – CITIC Holdings	32/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Yin Ke	Chinese	Director - CITIC Holdings	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Lee Chung Hing	British	Deputy Managing Director – CITIC Pacific Limited, Director – CITIC Holdings	32/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Qian Guorong	Chinese	Director - CITIC Holdings	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Wang Dongming	Chinese	Chairman - CITIC Securities Co., Ltd. Assistant to Managing Director – CITIC Group, Director – CITIC Holdings	3/F. Capital Mansion, 6 Xinyuan Nanlu, Chaoyang District, Beijing 100004, China

Zhang Haitao	Chinese	Director - CITIC Holdings	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

CUSIP No. 04518A104	13D

(d) During the past five years, neither CITIC, CITIC Holdings nor, to the best of CITIC’s and CITIC Holdings’ knowledge, any person named in Schedule A above, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither CITIC, CITIC Holdings nor, to the best of CITIC’s and CITIC Holdings’ knowledge, any person named in Schedule A above, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CITIC is a corporation organized and existing under the laws of the Cayman Islands. CITIC Holdings is a corporation organized and existing under the laws of Hong Kong.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 4 hereof is hereby incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction

Pursuant to a Stock Purchase Agreement, dated as of September 30, 2006, with Warburg, Pincus Ventures L.P., a Delaware limited partnership, and Warburg, Pincus Ventures International, L.P., a Bermuda limited partnership (collectively, “Warburg”), as amended on October 30, 2006 (the “SPA”), Warburg agreed to sell, subject to the terms and conditions set forth in the SPA, an aggregate of 8,050,210 shares of Common Stock to CITIC, its affiliates and/or assignees for an aggregate purchase price of US$38,238,497.50. A copy of the SPA is attached hereto as Exhibit B and is incorporated by reference in its entirety into this Item 4.

In connection with the SPA, CITIC entered into a Stockholders Agreement, dated as of October 9, 2006, with PacificInfo Limited, an international company organized and existing under the laws of the British Virgin Islands (“PacificInfo”), as amended on October 31, 2006 (the “SHA”), pursuant to which, among other things, CITIC committed to assign its rights, interests, and obligations under the SPA with respect to up to 4,025,105 shares of Common Stock to PacificInfo. A copy of the SHA is attached hereto as Exhibit C and is incorporated by reference in its entirety into this Item 4.

On October 31, 2006, CITIC assigned all its rights, interests and obligations under the SPA with respect to 2,315,789 shares of Common Stock to PacificInfo, and PacificInfo agreed to accept such assignment and to assume all of CITIC’s rights and obligations with respect to such shares (the “First Assignment”). A copy of the First Assignment is attached hereto as Exhibit D and is incorporated by reference in its entirety into this Item 4. On November 19, 2006, CITIC assigned all its rights, interests and obligations under the SPA with respect to 1,709,316 shares of Common Stock to PacificInfo, and PacificInfo agreed to accept such assignment and to assume all of CITIC’s rights and obligations with respect to such shares (the “Second Assignment”). A

CUSIP No. 04518A104	13D

copy of the Second Assignment is attached hereto as Exhibit E and is incorporated by reference in its entirety into this Item 4. As a result of the SPA, the SHA, the First Assignment and the Second Assignment, CITIC acquired 4,025,105 shares of Common Stock, which are the subject of this Statement (the “Purchased Shares”).

Pursuant to the SHA, CITIC entered into a Proxy Agreement (the “Proxy”), dated as of November 30, 2006, with Mr. Edward Suning Tian (“Tian”), pursuant to which CITIC granted Tian a revocable proxy with respect to the Purchased Shares. A copy of the Proxy is attached hereto as Exhibit F and is incorporated by reference in its entirety into this Item 4.

Pursuant to the SHA, CITIC entered into a Guarantee & Lockup Agreement (the “GLA”), dated as of October 9, 2006, with Tian, in which Tian irrevocably, absolutely, and unconditionally guaranteed as principal obligor and not merely as surety, the full, prompt and complete payment of all amounts payable by PacificInfo under the SPA. A copy of the GLA is attached hereto as Exhibit G and is incorporated by reference in its entirety into this Item 4.

In connection with the SPA, the SHA, the First Assignment and the Second Assignment, on November 29, 2006, the Issuer entered into a Strategic Investors’ Agreement (the “SIA”) with CITIC and PacificInfo. The SIA governs the ownership and disposition by CITIC and PacificInfo of the shares of Common Stock purchased by CITIC and PacificInfo (the “Strategic Shares”), and the relationship among the Issuer, CITIC and PacificInfo. Under the SIA, CITIC will have the right to appoint a board member to the Issuer’s board of directors and CITIC and PacificInfo will have certain registration rights. The SIA provides that CITIC and PacificInfo will be subject to transfer restrictions for one year with respect to 50% of the Strategic Shares and for two years with respect to the other 50%. In addition, CITIC and PacificInfo are subject to a standstill agreement for 24 months and the Strategic Shares are subject to a right of first offer in favor of the Issuer. A copy of the SIA is attached hereto as Exhibit H and is incorporated by reference in its entirety into this Item 4.

Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional securities of the Issuer. Additionally, if the Issuer determines to explore strategic alternatives, the Reporting Persons may or may not participate in any process established by the Issuer. Except as otherwise described herein, no Reporting Person, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A above, has any present plan or proposal that relates to or would result in the following (collectively, the “Extraordinary Events”):

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer;

CUSIP No. 04518A104	13D

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

However, from time to time, the Reporting Persons and/or persons set forth on Schedule A above might initiate and/or participate in any Extraordinary Events.

Item 5. Interest in Securities of the Issuer

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 5.

(a) - (b) CITIC may be deemed to have (i) beneficial ownership and (ii) beneficial ownership with shared voting and dispositive power over 4,025,105 shares of Common Stock, representing 9.4% of the outstanding Common Stock. CITIC is the record owner of the record owner of the Common Stock that is the subject of this Statement.

CITIC Holdings may be deemed to have (i) beneficial ownership and (ii) beneficial ownership with shared voting and dispositive power over 4,025,105 shares of Common Stock, representing 9.4% of the outstanding Common Stock. CITIC Holdings may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer because CITIC, which is the record owner of the Common Stock, is CITIC Holdings’ wholly-owned subsidiary.

The foregoing percentages are calculated using the number of outstanding shares of Common Stock as of September 30, 2006 reported in the Issuer’s most recent Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2006.

To the best of the Reporting Persons’ knowledge, there are no shares of AsiaInfo common stock which are beneficially owned by other Reporting Persons, except for 400 shares owned by Li Hsien Leslie Chang. Li Hsien Leslie Chang has the sole power to vote and dispose of such shares.

CUSIP No. 04518A104	13D

(c) To the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect any Common Stock during the past 60 days by any of the persons named in response to Item 2.

(d) To the best knowledge of the Reporting Persons, no person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Item 4 is hereby incorporated by this reference in its entirety in this Item 6.

Other than as described in this Statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships among the Reporting Persons or the persons set forth on Schedule A above, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exh. No.	Document
A	Agreement between CITIC Capital MB Investment Limited and CITIC Capital Holdings Limited, dated December 8, 2006, to file this Statement jointly on behalf of each of them.

B	Stock Purchase Agreement, dated as of September 30, 2006, among CITIC Capital MB Investment Limited, Warburg, Pincus Ventures L.P. and Warburg, Pincus Ventures International, L.P., as amended on October 30, 2006.

C	Stockholders Agreement, dated as of October 9, 2006, between CITIC Capital MB Investment Limited and PacificInfo Limited, as amended on October 31, 2006.

D	Assignment Agreement date October 31, 2006 between CITIC Capital MB Investment Limited and PacificInfo Limited with respect to 2,315,789 shares of Common Stock.

CUSIP No. 04518A104	13D

E	Assignment Agreement date November 19, 2006 between CITIC Capital MB Investment Limited and PacificInfo Limited with respect to 1,709,316 shares of Common Stock.

F	Proxy Agreement, dated as of November 30, 2006, between CITIC Capital MB Investment Limited and Mr. Edward Suning Tian.

G	Guarantee & Lockup Agreement, dated as of October 9, 2006, between CITIC Capital MB Investment Limited and Mr. Edward Suning Tian.

H	Strategic Investors’ Agreement, dated as of November 29, 2006, among CITIC Capital MB Investment Limited, PacificInfo Limited and AsiaInfo Holdings, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, complete and correct.

DATED: December 8, 2006

CITIC CAPITAL MB INVESTMENT LIMITED

By:	/S/ Chan Kai Kong
Name:	Chan Kai Kong
Title:	Director

CITIC CAPITAL HOLDINGS LIMITED

By:	/S/ Yin Ke
Name:	Yin Ke
Title:	Director